(Name change pursuant to NRS 78.185 filed 8/27/1998)

                    Application for Reinstatement


This application authorizes the office of the secretary of state of Nevada to reinstate Landmark International, Inc. (old name) under the name of:

Genesis Communications (new name).

This application is accompanied with the sixty-day list or annual list, the designation of the resident agent, and all fees and penalties.

/s/William J. Kettle

7/30/98

If a corporation, this application shall be signed by an officer
If a limited partnership, application shall be signed by a general partner. If a limited-liability company, this application shall be signed by a manager or member.
If a limited-liability partnership, this application shall be signed by a managing partner.